Chicago

The HIT is helping Chicago meet a range of housing needs with investments in 50 projects.

News

HIT Celebrates Grand Re-Opening of Senior Housing At Chicago's Kenmore Plaza Apartments

HIT Invests $60.4 Million in West Town Housing Preservation in Chicago

HIT Invests $16.3 Million to Renovate Paul G. Stewart Phase III in Chicago, Modernizing 180 Multifamily Rental Units

Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of December 31, 2018. Since inception dates from 1984-4Q 2018. In 2017 dollars. All other numbers are nominal.